APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Old Main Brewing Company

Income by Customer Summary

January 1 - December 30, 2019

	INCOME	EXPENSES	NET INCOME
TOTAL			**$0.00**

Old Main Brewing Company

Balance Sheet

As of December 30, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Frost Business Checking (8314)	2,920.50
Total Bank Accounts	**$2,920.50**
Total Current Assets	**$2,920.50**
TOTAL ASSETS	**$2,920.50**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Contributions - Chris	20,000.00
Retained Earnings	
Net Income	-17,079.50
Total Equity	**$2,920.50**
TOTAL LIABILITIES AND EQUITY	**$2,920.50**

Old Main Brewing Company

Statement of Cash Flows

January 1 - December 30, 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,079.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -17,079.50**
FINANCING ACTIVITIES	
Contributions - Chris	20,000.00
Net cash provided by financing activities	**$20,000.00**
NET CASH INCREASE FOR PERIOD	**$2,920.50**
CASH AT END OF PERIOD	**$2,920.50**

Becker Munson Industries, LLC
Income Statement - unaudited
For the periods ended 12/31/20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ 13,505.00
Other Revenue	-
TOTAL REVENUES	**13,505.00**
COST OF GOODS SOLD	
Cost of Sales	8,453.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	8,453.00
GROSS PROFIT (LOSS)	5,052.00
OPERATING EXPENSES	
Repairs	12.00
Rental Payments	7,389.00
Taxes and Licenses	4,062.00
Other Deductions	9,622.00
TOTAL OPERATING EXPENSES	21,085.00
OPERATING PROFIT (LOSS)	(16,033.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ (16,033.00)**

Old Main Brewing Company

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Frost Business Checking (8314)	5,873.03
Total Bank Accounts	**$5,873.03**
Accounts Receivable	
Accounts Receivable (A/R)	-300.00
Total Accounts Receivable	**$ -300.00**
Other Current Assets	
Inventory	9,348.97
Undeposited Funds	2,100.00
Total Other Current Assets	**$11,448.97**
Total Current Assets	**$17,022.00**
Fixed Assets	
Accumulated Amortization	-1,000.00
Start-Up Costs	15,000.00
Total Fixed Assets	**$14,000.00**
TOTAL ASSETS	**$31,022.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Blue	8,504.57
Total Credit Cards	**$8,504.57**
Other Current Liabilities	
Texas State Comptroller Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$8,504.57**
Long-Term Liabilities	
Loan From Chris Becker	5,300.00
Total Long-Term Liabilities	**$5,300.00**
Total Liabilities	**$13,804.57**
Equity	
Contributions - Chris	20,000.00
Contributions - Jordan	10,000.00
Contributions - Nate	3,550.00
Retained Earnings	0.00
Net Income	-16,332.57
Total Equity	**$17,217.43**
TOTAL LIABILITIES AND EQUITY	**$31,022.00**

Old Main Brewing Company

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,332.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	300.00
Inventory	-9,348.97
Accumulated Amortization	1,000.00
AMEX Blue	8,504.57
Texas State Comptroller Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**455.60**
Net cash provided by operating activities	**$ -15,876.97**
INVESTING ACTIVITIES	
Start-Up Costs	5,000.00
Net cash provided by investing activities	**$5,000.00**
FINANCING ACTIVITIES	
Loan From Chris Becker	5,300.00
Contributions - Jordan	10,000.00
Contributions - Nate	3,550.00
Net cash provided by financing activities	**$18,850.00**
NET CASH INCREASE FOR PERIOD	**$7,973.03**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$7,973.03**

I, Ryan Nash Becker, certify that:

1. The financial statements of Becker Munson Industries, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Becker Munson Industries, LLC included in this Form reflects accurately the information reported on the tax return for Becker Munson Industries, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Ryan Nash Becker*

Name: Ryan Nash Becker

Title: Managing Member